UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities

Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to Section 240.14a-12

(Name of Registrant as Specified In Its Charter):

Eldorado Resorts, Inc. (NASDAQ: ERI)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant):

UNITE HERE, Dana Wise, Courtney Alexander, Jim Kane

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1)	Title of each class of securities to which transaction applies:

2)	Aggregate number of securities to which transaction applies:

3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4)	Proposed maximum aggregate value of transaction:

5)	Total fee paid:

PROXY STATEMENT

INDEPENDENT SHAREHOLDER SOLICITATION

First released to shareholders on May 6, 2019.

RE: ANNUAL SHAREHOLDER MEETING OF Eldorado Resorts, Inc. (NASDAQ: ERI)

Please see Eldorado Resorts, Inc. 2019 Definitive Proxy Statement, at “Proxy Statement, Introduction.”

Meeting Date and Time: June 19, 2019, 9:00 a.m.

Location: Eldorado Resort Casino, 345 North Virginia Street, Reno, Nevada 89501.

UNITE HERE

275 Seventh Ave.

New York, NY 10001

Tel: 212-265-7000

Fax: 212-265-3415

To Eldorado Resorts, Inc. Shareholders:

We are writing to seek support from Eldorado Resorts, Inc. (“Eldorado” or the “Company”) shareholders for a set of non-binding proposals which, if adopted, could improve Eldorado’s corporate governance practices and shareholder value.

We believe that the ability of shareholders to hold Eldorado’s Board of Directors (“Board”) accountable is a hallmark of good corporate governance. Our resolutions seek to improve Eldorado’s governance by recommending that the company opt out of certain Nevada statutes which provide anti-takeover protections, recommending the Company adopt a majority vote standard for Directors, and recommending the Company not make specific governance changes in the future that would reduce shareholder rights.

Eldorado has grown rapidly in the last five years through mergers of public companies and acquisitions of gaming properties. Although the merged public companies were incorporated in Delaware, Eldorado chooses to be incorporated in Nevada, which offers current management anti-takeover protections based in state law. As the gaming industry continues to experience a sustained level of merger activity, we believe it is in shareholders’ interest to encourage Eldorado to improve its corporate governance through the resolutions outlined below.

SUPPORTING STATEMENT FOR SHAREHOLDER PROPOSAL TO OPT OUT OF NEVADA’S ACQUISITION OF CONTROLLING INTEREST STATUTE (PROPOSAL NO. 5)

Eldorado Resorts, Inc. is a Nevada corporation. Nevada’s Acquisition of Controlling Interest statute provides that a shareholder who acquires a controlling interest, as defined in the statute, will not have voting rights for the control shares unless or until a majority of unaffiliated shares vote to approve granting voting rights for the control shares.i

This statute potentially limits voting rights for shareholders who acquire large stakes in companies. The statute reads: “An acquiring person and those acting in association with an acquiring person obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of the stockholders.”ii

2

Institutional Shareholder Services, one of the largest proxy research and advisory firms, generally recommends voting for proposals to opt out of statutes like Nevada’s Acquisition of Controlling Interest statute. ISS’s U.S. Proxy Voting Guidelines for 2019 state: “General Recommendation: Vote for proposals to opt out of control share acquisition statutes unless doing so would enable the completion of a takeover that would be detrimental to shareholders.”iii

In the last 5 years, Eldorado has grown by acquiring other gaming companies and properties. Two of Eldorado’s primary acquisitions were MTR Gaming Group, Inc. and Isle of Capri Casinos, Inc., companies which were incorporated in Delaware before their mergers with Eldorado. Delaware has no state law provision comparable to Nevada’s Acquisition of Controlling Interest statute.iv

We recommend shareholders vote FOR Proposal 5 urging the Board to opt out of this anti-takeover provision in Nevada law.

SUPPORTING STATEMENT FOR SHAREHOLDER PROPOSAL TO OPT OUT OF NEVADA’S COMBINATIONS WITH INTERESTED SHAREHOLDERS STATUTE (PROPOSAL NO. 6)

Nevada’s Combinations with Interested Shareholders statute, Nev. Rev. Stat. § 78.411 et seq., also may serve as an anti-takeover measure. It prohibits a Nevada corporation from engaging in any combination with an interested stockholder for two years after the date that the person first became an interested stockholder, under the definitions provided by the statute, unless (a) the combination or transaction is approved by the board before the person first became an interested stockholder, or (b) the combination is approved by the board and the combination is approved at an annual or special meeting by a 60% vote of the stock not owned by the interested stockholder or its affiliates or associates. There are modified conditions on any combination with an interested stockholder following the 2-year prohibition.

This statute may serve to discourage investors from making offers to acquire the Company that would be beneficial to shareholders.

The provision may also advantage Eldorado Executive Chairman Gary Carano, whose family indirectly owns 14.41% of the companyv, by permitting certain affiliate transactions while establishing hurdles to transactions with other investors. Under the law, the provisions do not apply to any business combination with an interested stockholder “after the expiration of 4 years after the person first became an interest stockholder.”vi Mr. Carano and his affiliates have indirectly owned their shares for more than four years.vii

We recommend shareholders vote FOR Proposal 6, urging the Board of Directors to opt out of this Nevada anti-takeover statute.

SUPPORTING STATEMENT FOR SHAREHOLDER PROPOSAL NOT TO ADOPT SUPERMAJORITY VOTING STANDARDS (PROPOSAL 7)

Eldorado does not have supermajority voting requirements in its Bylaws or Articles of Incorporation, which is commendable. However, the Nevada Combinations with Interested Stockholders statute includes a supermajority voting requirement for certain business combinations. Proposal B above urges Eldorado to opt out of that statute, and this proposal urges the Board to retain simple majority voting requirements in the corporate documents if Eldorado does opt out of the Nevada Combinations statute.

3

Supermajority voting requirements have been found to be one of six entrenching mechanisms that negatively correlate with company performance, according to a widely cited study published in the Review of Financial Studies called “What Matters in Corporate Governance?”viii

Supermajority voting requirements obstruct the simple “one-share one-vote” premise of accountability to shareholders, and they may also have the effect of magnifying the power of insiders’ votes, by making it more difficult to obtain a supermajority vote without insiders’ support.

For these reasons, we recommend shareholders vote FOR Proposal 7.

SUPPORTING STATEMENT FOR SHAREHOLDER PROPOSAL NOT TO ADOPT A SHAREHOLDER RIGHTS PLAN, OR POISON PILL (PROPOSAL 8)

This proposal, if approved and implemented, would ensure shareholders have a say in the adoption of any shareholder rights plan (poison pill) that could make it more difficult or expensive to acquire large holdings of the Company’s stock. A poison pill presents a potent anti-takeover device that might adversely affect shareholder value by discouraging offers to acquire the Company that could be beneficial to shareholders, especially during this period of active mergers and acquisitions in the gaming industry.

Like super-majority voting requirements, a poison pill is one of the six entrenching mechanisms found to negatively correlate with firm valuation, according to the widely cited study “What Matters in Corporate Governance?”ix

Our resolution preserves the right of the Board to put in place a short-term poison pill if the Board believes it must do so in exercising its fiduciary responsibilities. However, this proposal requires the Board to submit any such pill to shareholder approval within a 12-month period and provides for its expiration absent such approval.

At the time of submission, Eldorado does not have a poison pill. Instead, Nevada’s Acquisition of Controlling Interest and Combinations with Interested Shareholders Statutes act as similar anti-takeover devices. We recommend a vote for this resolution to urge the Company not to subsequently enact a poison pill without shareholder approval in place of the Nevada anti-takeover statutes, if shareholders successfully urge the company to opt out of those Nevada provisions.

We recommend shareholders vote FOR Proposal 8 to have a say in the adoption of any poison pill.

SUPPORTING STATEMENT FOR SHAREHOLDER PROPOSAL TO ADOPT A MAJORITY VOTE REQUIREMENT FOR UNCONTESTED DIRECTOR ELECTIONS (PROPOSAL 9)

We believe that the accountability of the Board of Directors to its shareholders is integral to the success of our Company. The election of directors is a fundamental right of shareholders. However, when directors are elected using a plurality vote standard, as is used by our Company, director elections are less meaningful.

Under the plurality vote standard, a nominee for the Board can be elected with as little as a single vote, even if a substantial majority of the votes cast are “withheld” from the nominee. For this reason, we believe that plurality voting should only be used in contested director elections. We recommend that our Company change its director election vote standard to a majority vote standard, under which a director must receive a majority of the votes cast to be elected.

Furthermore, we recommend that the Board adopt a director resignation policy providing for the timely replacement of Directors who do not receive the required votes for election.

4

The majority vote standard for director elections is fast becoming the norm at listed companies. Eighty-eight percent of companies in the S&P 500 index have adopted a majority vote standard, according to EY Center for Board Matters.x The Council of Institutional Investors is urging Russell 3000 boards to do likewise. Through December 6, 2018, shareholder proposals to adopt a majority vote standard for director elections at US-based issuers received the support of 77.7% of votes cast on average in 2018, according to Proxy Insight.

We urge shareholders to vote FOR Proposal 9 to recommend that our Company commit to greater responsiveness to shareholder input by adopting a majority vote standard for uncontested director elections.

We urge you to vote FOR all of these proposals to maximize shareholder value.

Below is the full text of our proposals:

5.

RESOLVED, that shareholders of Eldorado Resorts, Inc. urge the Board of Directors to take all steps necessary to cause the Company to opt out of Nevada’s Acquisition of Controlling Interest statute (Nev. Rev. Stat. §§ 78.378 to 78.3793, inclusive) and to require approval by a majority of shareholders casting votes before opting back in.

6.

RESOLVED, that shareholders of Eldorado Resorts, Inc. urge the Board of Directors to take all necessary steps to opt out of the Nevada Combinations with Interested Stockholders statute (Nev. Rev. Stat. §§ 78.411 to 78.444, inclusive) and to require a majority vote of shareholders casting votes before opting back in.

7.

RESOLVED, that the shareholders of Eldorado Resorts, Inc. urge the Board of Directors not to adopt supermajority voting standards for amending the corporation’s Articles of Incorporation or Bylaws or other matters requiring shareholder vote.

8.

RESOLVED, that shareholders of Eldorado Resorts, Inc. urge the Board of Directors (“the Board”) to redeem any shareholder rights plan or any other form of “poison pill” making it more difficult or expensive to acquire large holdings of Eldorado’s stock currently in effect, and take all necessary steps to require a majority shareholder vote to adopt, amend, extend or renew any shareholder rights plan unless: a. its adoption is mandated by the Board’s fiduciary duties, and b. such a plan will expire within one year (unless approved by a majority shareholder vote).

9.

RESOLVED, that the shareholders of Eldorado Resorts, Inc. recommend that the Board of Directors (“the Board”) take all steps necessary to require Director nominees to be elected by an affirmative vote of the majority of votes cast for uncontested Director elections, that is, when the number of Director nominees is the same as the number of Board seats (with a plurality vote standard retained for contested Director elections, that is, when the number of Director nominees exceeds the number of board seats).

I. PROXY VOTING PROCEDURES

Copies of Proxy Materials. As permitted by the Securities and Exchange Commission, we will use a third-party vendor to make UNITE HERE’s Proxy Statement and Blue Proxy Card available to stockholders over the internet, by email, and by mail. After the Company has distributed its Notice of Internet Availability of Proxy Materials, we will mail to stockholders a Proxy Statement and Proxy Card, and/or a Notice of Internet Availability of Proxy Materials containing instructions on how to access and review the proxy materials via the internet using the stockholder information provided by the Company. Only one proxy statement, or Notice of Internet Availability of Proxy Materials, as applicable, will be delivered to multiple security holders sharing an address unless we have received contrary instructions from one or more of the security holders.

5

We intend to solicit at least a majority of the voting power of the outstanding stock.

PLEASE USE THE ENCLOSED BLUE PROXY CARD TO VOTE FOR THE PROPOSAL. YOU WILL ALSO RECEIVE A PROXY CARD FROM MANAGEMENT. IF YOU SUPPORT OUR PROPOSALS, DO NOT SEND BACK MANAGEMENT’S CARD. ANY PROXY CARD YOU HAVE SIGNED IS CANCELLED OUT BY SUBMITTING A LATER-DATED PROXY CARD.

Revocation and Record Date. You can revoke any proxy vote prior to the tally at the shareholders meeting by signing and submitting a new proxy card, by sending written notice of revocation to the proxy holder, or by appearing at the meeting and voting in person. The record date for eligibility to vote is April 22, 2019, as established by Eldorado Resorts, Inc. See Eldorado Resorts, Inc., Definitive Proxy Statement at “Introduction.”

Passage of Proposals. Our proposals are non-binding. Passage of our proposals requires approval of a majority of votes cast. Passage of one or more of our proposals is not conditioned on the approval of other matters. Passage of all items on the proxy card will be treated as described in Eldorado’s Definitive Proxy Statement in the sections on “Record Date” and “Required Vote” at pages 2-4.

Broker Non-Votes. Broker non-votes will be treated as described in Eldorado’s Definitive Proxy Statement at “Introduction, Broker Non-Votes.” A broker non-vote occurs when a broker, bank or other holder of record, in nominee name or otherwise, exercising its fiduciary powers (typically referred to as being held in “street name”) submits a proxy for the Annual Meeting, but does not vote on a particular proposal and has not received voting instructions from the beneficial owner. Broker non-votes (like abstentions) will be counted as present for purposes of determining the presence of a quorum, and will have the effect on the outcome of the vote as set forth in “Required Vote” of Eldorado’s Definitive Proxy Statement. Brokers may not exercise discretionary authority regarding any proposals to be voted on at the Annual Meeting, including routine matters, such as the ratification of the selection of Ernst & Young LLP as Eldorado’s independent public accountants for our fiscal year ending December 31, 2019 (Proposal 2). As a result, if you do not instruct your bank, broker or other holder of record on how to vote your shares, then your shares may not be voted on these matters at the Annual Meeting.

Discretionary Voting Authority. We seek no discretionary voting authority for the meeting: we will vote your stock as you instruct us. We do not seek discretionary authority for matters memorialized on the form of proxy. If you return the enclosed blue card but give us no instructions, we will vote your stock FOR proposals 5, 6, 7, 8 and 9, and FOR ratification of the auditor and NOT vote on any other matter. The Company’s bylaws require advance notice before any matter may be raised at the meeting, and therefore we do not expect any matter to be raised at the meeting that is not addressed in this proxy statement or the Company’s proxy statement.

Please see the explanation of voting procedures and the Board of Directors contained in Eldorado Resorts, Inc.’s Definitive Proxy Statement at pages 2-4. Eldorado’s definitive proxy statement can be found at: http://www.sec.gov/Archives/edgar/data/1590895/000119312519122686/d717697ddefc14a.htm.

Solicitation Process. UNITE HERE will bear all solicitation costs (anticipated at $10,000) and will not seek reimbursement from the Company. It will solicit proxies by mail, phone, e-mail, fax, internet, and in person using its regular staff, who shall not receive any additional compensation, but it may also hire an outside solicitor. We will also make arrangements with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation material, including this definitive proxy statement, to beneficial owners of stock held of record by such persons, including materials hosted on the internet, and we will reimburse such persons for their reasonable out-of-pocket expenses in forwarding solicitation material.

6

II. INFORMATION ON PARTICIPANTS IN THIS SOLICITATION:

The participants in this solicitation will be UNITE HERE, and Dana Wise, Courtney Alexander and Jim Kane. Dana Wise, Courtney Alexander, and Jim Kane are persons employed by UNITE HERE whose activities are limited to the duties required to be performed in the course of their employment. UNITE HERE and these employees are located at the UNITE HERE offices at 1775 K Street NW, Washington DC 20001, 1575 NW 167th Street, Miami, FL 33169, and/or 1415 N. Broad St., Ste. 219, Philadelphia, PA 19122.

Interests of the Participants: This solicitation is conducted by UNITE HERE, which represents approximately 270,000 union members throughout North America, and owns 2,190 shares of Eldorado Resorts, Inc. stock. UNITE HERE represents approximately 2,200 workers for collective bargaining purposes at four casinos operated by Eldorado (Circus Circus, Reno, Nevada; Isle Casino Pompano Park, Pompano Beach, Florida; Tropicana Casino, Atlantic City, New Jersey; Lumiere Place Casino, St. Louis, Missouri). UNITE HERE is currently bargaining with Eldorado at Circus Circus and Isle Casino Pompano Park. Dana Wise, Courtney Alexander and Jim Kane are UNITE HERE employees. They do not have any interest in the solicitation apart from the interest that UNITE HERE has.

We do not seek your support in labor matters and do not believe that enactment of these proposals would have any impact on such matters. UNITE HERE will vote each proxy card it receives in accordance with the shareholders’ instructions. UNITE HERE will not seek any discretionary voting authority for the shareholders meeting: rather, it will vote stock solely as directed.

III. EXECUTIVE COMPENSATION/SECURITY OWNERSHIP OF MANAGEMENT AND 5% OWNERS/SHAREHOLDER PROPOSAL RIGHTS

Please see the information contained in Eldorado’s Definitive Proxy Statement starting at pages 8-50 and 57-58.

PLEASE RETURN THE ENCLOSED BLUE PROXY CARD TODAY, AS INSTRUCTED ON THE CARD.

For more information, contact the UNITE HERE Research Department at (212) 265-7000.

7

PROXY CARD

Solicited by UNITE HERE for Annual Shareholders Meeting of Eldorado Resorts, Inc., June 19, 2019.

The undersigned hereby designates Courtney Alexander, Dana Wise, and Jim Kane with full power of substitution, as the proxies of the undersigned for the sole purpose of voting all stock of the undersigned in the manner marked below at the Eldorado Resorts Inc. annual shareholders meeting for 2019. This proxy card grants no discretionary voting authority: if matters come before the meeting other than the items below, the stock of the undersigned will not be voted on such matters. None of the matters is related to or conditioned on the approval of any other matters. Proposal Numbers 5-9 have been proposed by Shareholder UNITE HERE.

VOTING INSTRUCTION FORM	ELDORADO RESORTS, INC. 6/19/19
SOLICITED BY UNITE HERE FOR ANNUAL SHAREHOLDERS MEETING OF ELDORADO RESORTS, INC., JUNE 19, 2019.
PROPOSAL NUMBERS 5-9 HAVE BEEN PROPOSED BY SHAREHOLDER UNITE HERE.

MANAGEMENT PROPOSALS. UNITE HERE MAKES NO RECOMMENDATION ON PROPOSALS 1 – 4.

1.	ELECTION OF TRUSTEES NOMINATED BY MANAGEMENT

	Nominees:				FOR	WITHHOLD	ABSTAIN

	1A.	Gary L. Carano	---->>>	1A.	☐	☐	☐	PLEASE INDICATE YOUR PROPOSAL SELECTION BY FIRMLY PLACING AN "X" IN THE APPROPRIATE NUMBERED BOX WITH BLUE OR BLACK INK ONLY SEE VOTING INSTRUCTIONS NO. 3 ON REVERSE

	1B.	Bonnie Biumi	---->>>	1B.	☐	☐	☐

	1C.	Frank J. Fahrenkopf	---->>>	1C.	☐	☐	☐

	1D.	James B. Hawkins	---->>>	1D.	☐	☐	☐

	1E.	Gregory J. Kozicz	---->>>	1E.	☐	☐	☐
								A/C:
	1F.	Michael E. Pegram	---->>>	1F.	☐	☐	☐

	1G.	Thomas R. Reeg	---->>>	1G.	☐	☐	☐

	1H.	David P. Tomick	---->>>	1H.	☐	☐	☐
								→
	1I.	Roger P. Wagner	---->>>	1I.	☐	☐	☐

					FOR	AGAINST	ABSTAIN

2.	RATIFY THE SELECTION OF ERNST & YOUNG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE COMPANY FOR THE FISCAL YEAR DECEMBER 31, 2019 [REGISTRANT’S PROPOSAL]		---->>>	2.	☐	☐	☐

3.	COMPANY’S PROPOSED AMENDMENT TO 2015 EQUITY INCENTIVE PLAN [REGISTRANT’S PROPOSAL]		---->>>	3.	☐	☐	☐

4.	ANNUAL ADVISORY VOTE ON EXECUTIVE COMPENSATION [REGISTRANT’S PROPOSAL]		---->>>	4.	☐	☐	☐

UNITE HERE RECOMMENDS A VOTE FOR PROPOSALS 5 – 9.					FOR	AGAINST	ABSTAIN

5.	STOCKHOLDER PROPOSAL: NON-BINDING PROPOSAL REGARDING OPTING OUT OF NEVADA’S ACQUISITION OF CONTROLLING INTEREST STATUTE		---->>>	5.	☐	☐	☐

6.	STOCKHOLDER PROPOSAL: NON-BINDING PROPOSAL REGARDING OPTING OUT OF NEVADA’S COMBINATIONS WITH INTERESTED STOCKHOLDERS STATUTE		---->>>	6.	☐	☐	☐

7.	STOCKHOLDER PROPOSAL: NON-BINDING PROPOSAL REGARDING SUPERMAJORITY VOTING STANDARDS		---->>>	7.	☐	☐	☐

8.	STOCKHOLDER PROPOSAL: NON-BINDING PROPOSAL REGARDING SHAREHOLDER RIGHTS PLANS		---->>>	8.	☐	☐	☐

9.	STOCKHOLDER PROPOSAL: NON-BINDING PROPOSAL REGARDING MAJORITY VOTING STANDARD FOR DIRECTORS ELECTIONS		---->>>	9.	☐	☐	☐

The shares represented by the voting instruction form will be voted in accordance with the selections made above. Where the person solicited specifies a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the specifications so made. If no direction is made above, UNITE HERE will vote this voting instruction form FOR our proposals, FOR approval of the auditor, and will not vote on any other matter.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting. The following material is available at www.proxyvote.com
	Proxy Statement

	ENTER YOUR VOTING INSTRUCTIONS AT 1-800-454-8683 OR WWW.PROXYVOTE.COM UP UNTIL 11:59 PM EASTERN TIME THE DAY BEFORE THE CUT-OFF OR MEETING DATE. Blue Voting Instruction Form								PLACE X HERE IF YOU PLAN TO ATTEND AND VOTE YOUR ----->>> ☐ SHARES AT THE MEETING
									___________________
PLEASE MARK YOUR VOTES AS INDICATED IN THIS EXAMPLE: ☒									SIGNATURE(S)	DATE

____________

i See Nev. Rev. Stat. § 78.379, http://www.leg.state.nv.us/nrs/nrs-078.html#NRS078Sec379.

ii Nev. Rev. Stat. § 78.379, http://www.leg.state.nv.us/nrs/nrs-078.html#NRS078Sec379

iii See http://www.issgovernance.com/file/policy/active/americas/US-Voting-Guidelines.pdf at p. 24 (“General Recommendation: Vote for proposals to opt out of control share acquisition statutes unless doing so would enable the completion of a takeover that would be detrimental to shareholders.”).

iv See, e.g., http://securities-law-blog.com/2016/06/21/a-comparison-of-nevada-delaware-and-florida-corporate-statutes/ (“Delaware law has no provision comparable to Nevada’s ‘Acquisition of Controlling Interest’ statute.”).

v See http://www.sec.gov/Archives/edgar/data/1590895/000156459018009093/eri-def14a_20180620.htm.

vi Nev. Rev. Stat. § 78.433 http://www.leg.state.nv.us/nrs/nrs-078.html#NRS078Sec433.

vii Completion date of MTR Gaming and Eldorado merger is September 2014, Eldorado Resorts 10K filed with SEC, 3/09/19, p. 33 http://www.sec.gov/Archives/edgar/data/1590895/000156459019005640/eri-10k_20181231.htm.

viii Bebchuk, Lucian A., Cohen, Alma and Ferrell, Allen, “What Matters in Corporate Governance?” The Review of Financial Studies, Vol. 22, Issue 2, 783-827 at pp. 805-806, 823, 2009, available at http://papers.ssrn.com/sol3/papers.cfm?abstract_id=593423; see also http://today.law.harvard.edu/more-than-300-research-papers-have-applied-the-entrenchment-index-of-bebchuk-cohen-and-ferrell/.

ix Bebchuk, Lucian A., Cohen, Alma and Ferrell, Allen, “What Matters in Corporate Governance?” The Review of Financial Studies, Vol. 22, Issue 2, pp. 823, 2009.

x See http://www.ey.com/us/en/issues/governance-and-reporting/ey-corporate-governance-by-the-numbers# boardelections.

8